UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                                MMC ENERGY, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    55312Q208
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                                 (CUSIP Number)

                              Edward P. Smith, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      KARL W. MILLER
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and SC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
       NUMBER           7    SOLE VOTING POWER

     OF SHARES               649,977
                       ---------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                0
                       ---------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER

     REPORTING               699,977
                       ---------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER

       WITH                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      699,977
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.95%
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14    TYPE OF REPORTING PERSON

      IN
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                                   Page 2 of 8

CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      ENERGY HOLDINGS LIMITED LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
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       NUMBER           7    SOLE VOTING POWER

     OF SHARES               559,386
                       ---------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                0
                       ---------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER

     REPORTING               559,386
                       ---------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER

       WITH                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      559,386
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
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                                   Page 3 of 8

CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      WILLIAM EASON
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
       NUMBER           7    SOLE VOTING POWER

     OF SHARES               567,447*
                       ---------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                0
                       ---------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER

     REPORTING               8,061
                       ---------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER

       WITH                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      567,447*
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* 559,386 out of these 567,447 Shares represent the aggregate number of Shares beneficially owned by Energy Holdings Limited LLC ("EHL"). Pursuant to the Limited Liability Company Agreement of EHL, Mr. Eason, as the managing member of EHL, has sole voting power with respect to all of the Shares held by EHL. Mr. Eason expressly disclaims any beneficial ownership of such Shares, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Eason is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

This Amendment No. 4 to Schedule 13D is being filed by Energy Holdings Limited LLC, a Delaware limited liability company, Karl W. Miller ("Mr. Miller") and William Eason, in his individual capacity and as the Managing Member of EHL (collectively, the "Reporting Persons") to amend and supplement the Items specified below in the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 17, 2008 (the "Schedule 13D"), as amended by Amendment No. 1 filed on March 20, 2008, Amendment No. 2 filed on April 17, 2008 and Amendment No. 3 filed on May 5, 2008 ("Amendment No. 3"), with respect to shares of common stock, $.001 par value (the "Shares"), of MMC Energy, Inc., a Delaware corporation (the "Issuer").

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Upon expiration on June 2, 2008 of the Joint Filing Agreement pursuant to its terms, the Reporting Persons will cease to be a group for purposes of Section 13(d) of the Act and will no longer file a joint Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the Issuer's Annual Meeting of Stockholders held on May 28, 2008, the Reporting Persons nominated their candidates (the "Nominees") for election as directors of the Issuer. None of the Nominees was elected as a director at the Annual Meeting of Stockholders.

Each Reporting Person is currently holding the Shares to which the Schedule 13D relates for investment purposes. Depending on market and business conditions, the market price for the Shares and the Reporting Person's view of the Issuer's performance and prospects, any of the Reporting Persons may sell or acquire additional Shares. Any of the Reporting Persons may also engage in option transactions with respect to the Shares or the Issuer's other securities or take any other action permitted by law with respect to the Issuer or any of its securities.

None of the Reporting Persons has present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the close of business on May 29, 2008, Mr. Miller beneficially owned 699,977 Shares, constituting approximately 4.95% of the outstanding Shares, based upon the 14,144,347 Shares outstanding as of May 14, 2008, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on May 14, 2008.

Mr. Miller has the sole power to vote and dispose of the 699,977 Shares beneficially owned by him as reported in this Amendment No. 4 (provided that he does not own or have the power to vote the 50,000 Shares subject to his Issuer stock options).

Since the date of filing of Amendment No. 3, Mr. Miller sold on the open market an aggregate of 14,851 Shares at a price ranging from $2.60 to $2.84 per Share.
Schedule I attached hereto lists individual transactions in the Shares conducted by Mr. Miller.

Since each Reporting Person beneficially owns less than 5% of the outstanding Shares, none of the Reporting Persons will file a Schedule 13D with respect to the ownership of the Shares after the expiration on June 2, 2008 of the Joint Filing Agreement pursuant to its terms, unless the ownership of the Shares of any of the Reporting Persons shall in the future reach 5% or more.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2008, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit A to
Schedule 13D filed on March 17, 2008. The obligations of the Reporting Persons under the Joint Filing Agreement expire pursuant to its terms on June 2, 2008, and as of such date the Reporting Persons intend to, and do, cease to be a group for all purposes, including for purposes of the Act. Accordingly, under Rule 13d-5(b)(1) promulgated under the Act, the Reporting Persons are no longer deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, of all equity securities of the Issuer beneficially owned by any of the other Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2008


/s/ Karl W. Miller
-------------------------------
Karl W. Miller


/s/ William Eason
-------------------------------
William Eason


ENERGY HOLDINGS LIMITED LLC

By:      /s/ William Eason
   -------------------------------
         Name: William Eason
         Title: Managing Member

Schedule I
----------

The following table sets forth all transactions with respect to the Shares conducted by Karl W. Miller since filing of Amendment No. 3 to the Schedule 13D.

                             Number of Shares
Date of Transaction          Purchased / (Sold)          Price Per Share
-------------------          ------------------          ---------------

5/29/2008                          (95)                        $2.60
5/29/2008                        (1,300)                       $2.60
5/29/2008                         (100)                        $2.60
5/29/2008                          (60)                        $2.60
5/29/2008                        (2,000)                       $2.60
5/29/2008                         (100)                        $2.61
5/29/2008                        (2,000)                       $2.65
5/29/2008                         (100)                        $2.65
5/29/2008                         (100)                        $2.65
5/29/2008                         (100)                        $2.66
5/29/2008                         (100)                        $2.66
5/29/2008                         (100)                        $2.66
5/29/2008                        (1,100)                       $2.69
5/29/2008                         (100)                        $2.69
5/29/2008                          (1)                         $2.70
5/29/2008                        (1,265)                       $2.70
5/29/2008                         (735)                        $2.70
5/29/2008                         (100)                        $2.70
5/29/2008                         (100)                        $2.70
5/29/2008                          (30)                        $2.70
5/29/2008                         (300)                        $2.75
5/29/2008                        (3,965)                       $2.75
5/29/2008                         (100)                        $2.75
5/29/2008                         (100)                       $2.7555
5/29/2008                         (100)                        $2.76
5/29/2008                         (200)                        $2.76
5/29/2008                         (100)                        $2.83
5/29/2008                         (200)                        $2.83
5/29/2008                         (100)                        $2.83
5/29/2008                         (100)                        $2.84